Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 30, 2016

VIA EDGAR

Cecelia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             TELUS Corporation

Form 40-F for the Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 1-15144

Dear Ms. Blye:

On behalf of our client, TELUS Corporation (the “Company”), reference is made to your letter dated August 29, 2016 regarding the above-captioned Form 40-F. Set forth below are the Company’s responses to your comments and requests for information in that letter. For ease of reference, the exact text of the comment or request for information in your letter has been included in italicized type preceding the response.

1.              We note that your website states that Passports for Zone 2 can be used in countries including Sudan, and that a news article reports on your roaming fees in the Middle East. Syria, located in the Middle East, and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 40-F does not include disclosure about those countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.  You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

The only activities of the Company or its subsidiaries, affiliates, distributors and resellers that have in the past involved contacts with Syria or Sudan are telecommunications roaming arrangements with certain mobile operators relating to these countries (the “Roaming Partners”).

All of the Company’s agreements with its Roaming Partners in Syria were suspended in 2012. The Company does not currently have any active telecommunications roaming arrangements in place with Roaming Partners in Syria.

Pursuant to the roaming agreements with Roaming Partners for Sudan, the Company’s subscribers receive customary international roaming services on the Roaming Partners’ networks in Sudan and the Roaming Partners’ subscribers receive such services while roaming on the Company’s network in Canada.

The Company has not provided any telecommunications equipment, components, software or technology to Sudan or Syria.

2.              Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As noted above, the Company’s roaming arrangements in Syria were suspended in 2012.

The Company considers amounts paid to and received from Roaming Partners in Sudan to be, individually and in the aggregate, immaterial in quantitative terms. The following table shows the total outbound expense and total inbound revenue from all Roaming Partners in Sudan for each of the last three fiscal years (the years ended December 31, 2013, 2014, and 2015) and for the year to date (2016). All amounts are in US dollars.

	2013	2014	2015	2016 (YTD)
Total Outbound Expense	$9,052	$5,317	$2,016	$249
Total Inbound Revenue	$2,227	$1,770	$1,458	$573

The Company does not have any subsidiaries, offices, facilities, employees or other assets located in Sudan or Syria and has not maintained any assets in these countries during the years ended December 31, 2013, 2014, and 2015 and year to date 2016.

The Company’s only operations that bear any relation to Sudan are the roaming agreements with Roaming Partners mentioned above. The Company has carefully considered these arrangements and believes that maintaining these agreements is consistent with all applicable laws and regulations and consistent with U.S. policy to support the receipt and transmission of telecommunications involving Sudan.

The Company has no reason to believe that the activities described above are harmful to the Company’s reputation or share value, or that they would constitute a material investment risk for its shareholders.

The Company is not aware of any divestment measures maintained by state or municipal governments, universities or other investors that would apply to or restrict the activities described above.

Accordingly, the Company believes that the very limited telecommunications-related contacts the Company has with Sudan are not material to the Company, its financial condition or its results of operations, in either quantitative or qualitative terms.

3.              Please tell us whether any contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.

As noted above, the Company has not provided any telecommunications equipment, components, software or technology to Syria or Sudan.

4.              Certain of your SEC filings, as well as news articles, report that you have joint telecommunications facilities with Huawei, and that Huawei has supplied you with equipment, telephones, hardware and network services.  One news article identified you as a major customer of Huawei. Huawei recently was issued a subpoena by the U.S. Department of Commerce regarding its exports to Syria,

Sudan and Iran, another U.S.-designated state sponsor of terrorism.  Please address for us the potential for reputational harm from your business with Huawei.

The Company wishes to clarify that it does not operate joint telecommunications facilities with Huawei. Huawei is one of the Company’s suppliers of certain non-core telecommunications equipment, as well as certain mobile devices for resale to the Company’s retail customers.

Huawei is a major global supplier of telecommunications equipment, and the Company believes that its limited business with Huawei is consistent with Canadian and U.S. law and policy. The Company has no involvement with or knowledge of any Huawei exports to Syria, Sudan or Iran. The Company believes that its relationship with Huawei is by no means unique in the telecommunications industry. As a result of the above, the Company believes that the potential for reputational harm as a result of this relationship is low.

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosing in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	Jennifer Hardy
Larry Spirgel
Securities and Exchange Commission
Monique Mercier
Christopher Main
TELUS Corporation
Ronnie I. Ollo
Paul, Weiss, Rifkind, Wharton & Garrison LLP